Exhibit 23

Independent Auditors’ Consent

The Board of Directors
International Multifoods Corporation

We consent to incorporation by reference in Registration Statement No. 333-51399 on Form S-8 of International Multifoods Corporation of our report dated May 24, 2002, relating to the statements of net assets available for plan benefits of the Employees’ Voluntary Investment and Savings Plan of International Multifoods Corporation as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental information as of and for the year ended December 31, 2001 which report appears in the December 31, 2001 Annual Report on Form 11-K of International Multifoods Corporation.

/s/ KPMG LLP

Minneapolis, Minnesota
June 19, 2002